From:	Sit Mutual Funds <steve@sitinvest.com>
Sent:	Tuesday, August 11, 2020 12:02 PM
To:	
Subject:	Get Some Balance for the Coming Months

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Sit Balanced Fund

The Sit Balanced Fund has been very consistent over the past 15 years. For details, check out Lipper's rankings below from June 30, 2020 or the fund's fact sheet. If you'd like the full Lipper report emailed to you, please reply to this email.

Sit Balanced Fund (SIBAX) Lipper Rankings
Lipper Class: Mixed-Asset Target Allocation Growth Funds

	15 Years	10 Years	5 Years	3 Years	1 Year
Percentile Rank in Class Based on Total Returns	**20th**	**14th**	**4th**	**2nd**	**1st**
Fund Rank in Class	61	51	18	11	3
# of Funds in Class	312	357	442	472	494

For more information on this or our other funds, please reach out to us.

Keith McFadyen	**Conner Murnighan**
Director – Investment Advisory	*Director – Investment Advisory*
(630) 235-0065	(312) 550-5809
krm@sitinvest.com	fcm@sitinvest.com

FUND OBJECTIVE AND STRATEGY
The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

DISCLOSURE

Lipper is a Thomson Reuters company and is not affiliated with the Sit Mutual Funds or their manager, Sit Investment Associates, Inc. Lipper ratings for Total Return reflect funds' historical return performance relative to peers. Lipper ratings for Consistent Return reflect funds' historical risk-adjusted returns, adjusted for volatility, relative to peers. Lipper ratings do not take into account the effects of sales charges. Ratings are based on an equal-weighted average of percentile ranks for each measure over 3, 5, and 10-year periods (if applicable).

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com

